Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 12 DATED APRIL 11, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (the “Company”, “we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Certain Unregistered Sales of Equity Securities;
•	Asset Acquisitions;
•	Adjusted Funds From Operations for Fiscal Quarter ended March 31, 2016; and
•	Updated Risk Factor.

Certain Unregistered Sales of Equity Securities

Pursuant to the distribution support agreement, (the "Distribution Support Agreement"), if Adjusted Funds From Operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, LP is obligated to purchase common shares of the Company, following the end of such quarter at the then NAV per share (or, if prior to June 30, 2016, $10.00 per share) for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount.

Accordingly, as a result of the Company’s AFFO for the fiscal quarter ended March 31, 2016, as described further under Item 9 “Other Events” below, Fundrise, LP is obligated to purchase 32,977 shares of the Company's common shares for $329,770 under the Distribution Support Agreement to satisfy the AFFO requirement, which will reduce Fundrise, LP’s total commitment under the Distribution Support Agreement. The purchase of such common shares is required to be completed by April 18, 2016.

The distribution support period expires upon the earlier to occur of (i) the purchase by Fundrise, LP of an aggregate of $1,000,000 of the Company’s common shares or (ii) December 31, 2017.

The offer and sale of the common shares from the Company to Fundrise, LP was made upon reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933.

Asset Acquisitions

Acquisition of Senior Mortgage Loan – Continuum Mateo

On April 6, 2016, we acquired from Fundrise Lending, LLC (“Lending”) a first mortgage loan with a maximum principal balance of $7,315,000 (the “Continuum Mateo Senior Loan”). The borrower, Continuum 647 Mateo, LLC, a Colorado limited liability company (“Continuum Mateo”), used the loan proceeds to purchase land located at 647 Mateo Street, Los Angeles, CA 90021 (the “Continuum Mateo Property”, and currently plans to develop a two-phase mixed-use project. The Continuum Mateo Senior Loan is secured by the Continuum Mateo Property. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Continuum Mateo.

Continuum Mateo is managed by the principals of Continuum Partners (“Continuum”), a real estate company, established in 1997, that is based out of Denver, CO, and which specializes in mixed use developments in infill locations.

The Continuum Mateo Property is an industrial zoned site located at the southwest corner of Mateo St. and Conway Place (a private street), in the Arts District of Downtown Los Angeles. The gross land area is approximately 37,236 square feet, that is currently a truck yard and truck wash facility, with only minor improvements. The Continuum Mateo Property is surrounded by older industrial and commercial uses as well as new conversions to new multi-family and retail uses.

Continuum’s current plan is to develop a two-phase mixed-use project. The first phase is expected to be an approximate 49,900 square foot by-right office and retail project, with the second development phase requiring a longer entitlement process.

The Continuum Mateo Senior Loan was funded with proceeds from our Offering, with a funding amount of $7,315,000. On the original closing date of the Continuum Mateo Senior Loan, Continuum Mateo was capitalized with approximately $2,577,674 of equity capital from the borrower. The Continuum Mateo Senior Loan is being serviced by Fundrise Servicing, LLC (“Servicing”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

 The Continuum Mateo Senior Loan bears an interest rate of 9% per annum, with an amount equal to 9% per annum paid current on a quarterly basis through the maturity date, April 5, 2017 (the “Continuum Mateo Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Continuum Mateo Senior Loan amount, paid directly by Continuum Mateo.

Continuum Mateo has the ability to extend the Continuum Mateo Maturity Date for a period of One Hundred Eighty (180) days; provided, however, to exercise such extension, Continuum Mateo is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Continuum Mateo Senior Loan. During the extension period, the interest rate of the Continuum Mateo Senior Loan will increase to 10% per annum. The Continuum Mateo Senior Loan may be prepaid in whole or in part without penalty during the term of the Continuum Mateo Senior Loan.

 As of its closing date, the Continuum Mateo Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 75% and was approximately 82% of the property purchase price. The LTC ratio is the amount of the Continuum Mateo Senior Loan divided by the anticipated cost to acquire and carry the project. There can be no assurance that such estimated costs will prove to be accurate.

 The principals of Continuum have provided carve-out and springing guaranties.

The Continuum Mateo Property is located along Mateo Street, within the Downtown Los Angeles Arts District. The Arts District is located in the south portion of Downtown Los Angeles. The area is generally bound by the Hollywood (101) Freeway to the north, the Los Angeles River to the east, 7th Street to the south (although the district is clearly and rapidly expanding further south), and Alameda Street on the west.

According to the First Quarter 2015 Market Report, published by the Downtown Center Business Improvement District, there were two large apartment projects under construction, totaling 792 units. Five projects were proposed – totaling 1,102 potential units. The prior inventory consisted of approximately 28 apartment and/or residential condominium properties, with a combined total of 1,471 residential units. Major projects include the Artisan on 2nd (118 apartments), Barker Block (242 residential condos), Biscuit Company Lofts (105 residential condos), Factory Place Arts Complex (180 apartments), and the Mura (190 residential condos). They are a mix of new construction and conversions of older industrial buildings.

Two blocks North of the Continuum Mateo Property is At Mateo, a brand new mixed-use development that is currently under construction and anticipated to deliver in the fall of 2016. At Mateo includes 130,000 sf of retail, 50,000 sf of creative office, and a 540 space parking structure.

The Arts District also contains many popular and acclaimed restaurants/bars, such as Bestia, Café Metropol, Church & State, K-Town Barbeque, Novel Café, R23, Urth Café, Wurstkuche, Villain, and Zip Fusion Sushi.

Adjusted Funds From Operations for Fiscal Quarter ended March 31, 2016

On April 11, 2016, the Company announced that its AFFO for the fiscal quarter ended March 31, 2016, was equal to $493,647, which would represent a 9.67% cumulative, non-compounded annualized return on the weighted average amount of shareholders’ invested capital during the fiscal quarter ended March 31, 2016.

Reconciliation of Net Income/(Loss) in Accordance with GAAP to AFFO
Net income / (loss) in accordance with GAAP	$493,647
Adjustment for gains or losses on sale	-
Adjustment for extraordinary items, results of discontinued operations and cumulative effects of accounting changes	-
Depreciation of real estate	-
Other amortization	-
Unconsolidated joint ventures	-
Other adjustments to reconcile GAAP to FFO	-
Funds from operations ("FFO")	$493,647
Amortization or accrual of deferred costs	-
Unrealized gains and losses	-
Adjusted funds from operations ("AFFO")	$493,647

In addition, on March 28, 2016, the Company announced a daily distribution of $0.0012205045 per share (the “Daily Distribution Amount”) (which equates to 4.45% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2016 and ending on March 31, 2016 (the “Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the Distribution Period and the distributions are scheduled to be paid within the first three weeks of the end of the Distribution Period. While the Company’s Manager (the “Manager”) is under no obligation to do so, the annualized return assumes that the Manager will declare distributions in the future similar to the distributions declared for the first quarter.

Risk Factors

If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return will be reduced.

Although our distribution policy is to use our cash flow from operations to make distributions, our organization documents permit us to pay distributions from any source, including offering proceeds, borrowings, or sales of assets. We have not placed a cap on the use of proceeds to fund distributions. Until the proceeds from this offering are fully invested and from time to time during the operational stage, we may not generate sufficient cash flow from operations to fund distributions. We began generating cash flow from operations on December 15, 2015, the date of our first investment. While none of the distributions declared by the Company for the period ended March 31, 2016 were paid using proceeds from our Offering or the purchase of additional shares by Fundrise, LP pursuant to the Distribution Support Agreement, there can be no assurance that future distributions will not be paid from such sources.

Pursuant to the Distribution Support Agreement, in certain circumstances where AFFO in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, LP is obligated to purchase shares following the end of such quarter at the then NAV per share for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount. Fundrise, LP is required to purchase 32,977 of our common shares on or before April 18, 2016. The sale of these shares resulted in the dilution of the ownership interests of our public shareholders. Upon termination or expiration of the distribution support agreement, we may not have sufficient cash available to pay distributions at the rate we had paid during preceding periods or at all. If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments, we may have to reduce our distribution rate, our NAV may be negatively impacted and stockholders’ overall return may be reduced.